Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AGOGIE INC
1317 Horan Drive
Fenton, MT 63026
https://agogie.com/

Up to $1,234,998.96 in Class B Common Stock at $2.77
Minimum Target Amount: $9,999.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AGOGIE INC
Address: 1317 Horan Drive, Fenton, MT 63026
State of Incorporation: DE
Date Incorporated: December 28, 2021

Terms:

Equity

Offering Minimum: $9,999.70 | 3,610 shares of Class B Common Stock
Offering Maximum: $1,234,998.96 | 445,848 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.77
Minimum Investment Amount (per investor): $102.49

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

AGOGIAN – Invest within the first 72 Hours and receive 15 % Bonus Shares.

Super Early – Invest within the next 72 Hours and receive 10% Bonus Shares.

Early Bird – Invest within the next 7 Days and receive 5% Bonus Shares.

Amount Based Perks

Tier 1 - $250 – $50 AGOGIE Gift Card

Tier 2 - $500 – $130 AGOGIE Gift Card

Tier 3 - $1,000 – $260 AGOGIE Gift Card

Tier 4 - $2,500 – 5% Bonus Share & 25% Lifetime Discount

Tier 5 - $5,000 – 10% Bonus Share & 30% Lifetime Discount

Tier 6 - $10,000 – 15% Bonus Share & 35% Lifetime Discount

Tier 7 - $20,000 – 20% Bonus Share & 40% Lifetime Discount

Tier 8 - $50,000 – 25% Bonus Share & 45% Lifetime Discount & Custom Signature AGOGIE Product Line

Audience Based Bonus

Select investors will receive a 5% bonus in shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AGOGIE, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.77/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $277. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and an audience-based bonus of 5% for select investors in addition to the aforementioned bonus.

The Company and its Business

Company Overview

At Agogie, Inc. ("Agogie" or the "Company"), we believe we've created a new category inside the high-performance and athleisure apparel industries. With our product lines, we believe we have the opportunity to become a global brand.

Resistance bands are widely known for their ability to activate and build muscle, increase calorie burn and fat burn during use and help stabilize movement. Our pants do all of this simply by wearing them.

Since our inception in 2017, the vast majority of our sales have been directly on AGOGIE.com as a digitally native brand. To increase our market share, we are adding physical retail, other online retailers, co-branding, international distribution, and outside marketplace that will create new revenue verticals for us.

We have served over seventy thousand customers with our product, which has resulted in customer testimonials of their lives improving. Some stories from customers range from reversing osteoporosis to improving their hurdle times to get better college scholarships. Our company can change lives.

Our mission is to improve human health and athletic performance through innovative resistance band products.

Company History

The Company was originally formed as Agogie LLC, a Missouri limited liability company, organized on March 9, 2017. A separate entity named Agogie, Inc. was incorporated under Delaware law as a C-corporation on December 28, 2021. Agogie, LLC was then merged into Agogie, Inc. as of April 20, 2022, where the surviving company Agogie, Inc. assumed all rights, privileges, property, debts, liabilities, obligations, and outstanding securities, as converted, of the LLC entity.

Related Business Entity

Our ownership group company, Hey Lets Train LLC, was founded in Saint Louis, Missouri, in 2013. Hey Lets Train LLC has been the majority shareholder of Agogie, LLC since 2017. The ownership group company does not hold any separate operations and operates independently without inter-related transactions. Any funds paid to Hey Let's Train, LLC from Agogie, LLC or AGOGIE INC have been to reduce accumulated debts from the creation of Agogie, LLC.

Competitors and Industry

Industry

The global sports and fitness clothing market was estimated in 2020 to be at $172B and is projected to grow at a rate of 4.4% and is predicted to reach $221.3B in revenue by 2026.*

**Source: https://www.prnewswire.com/news-releases/global-sports--fitness-clothing-market-to-reach-221-3-billion-by-2026--301354148.html*

Competitors

Our patent-pending product design differs from either of these brands and creates the most resistance comfortably. Our defensibility resides in the unique product design and brand positioning, along with celebrities and media outlets that cover our brand.

Other defensibility resides in our pending patents, worldwide trademarks, and our ability to gain market share. We believe we are the only resistance band products company that has incorporated a patent-pending design to add 8 resistance bands to a pair of leggings. This patent also covers multiple other use cases and band numbers.

Current Stage and Roadmap

Current Stage

We have two pending patents and trademarks that have been submitted around the world. The patents are pending in all areas, and some of our Trademarks have been approved. We are building this company to impact millions of lives around the globe to create a healthier life for each individual.

Our resistance band pants have been sold to over seventy-thousand customers, creating $10M+ in gross revenue. Our products are currently available on AGOGIE.com, Modells.com, and Gear.com.

Roadmap

The Company's efforts for the next few years will be focused on expanding market share, launching our Canadian website and our United Kingdom website, launching new category lines and products, growing our distribution network, research, and development for our future products, etc. We have a few new products planned over the next twelve months, including resistance band sleeves for the arm, knee, shoulder, and hips and resistance band shirts.

Canada and UK launch goal is focused on mid-2023. We plan to house inventory in both countries and use Amazon as a distribution hub to complete customer orders in those countries. With these expansions, we can accommodate our current three largest markets.

Our non-digital sales efforts in 2023 will be focused on retail and sports teams to grow our customer base and brand.

The Team

Officers and Directors

Name: Aaron Mottern

Aaron Mottern's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: May, 2016 - Present
  Responsibilities: Strategy and vision, product design, led. Currently takes a salary of $100,000 a year.

- **Position:** Board Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Oversees and manages the overall business and affairs of the company.

Other business experience in the past three years:

- **Employer:** Hey Let's Train LLC (majority owner of AGOGIE)

Title: Manager
Dates of Service: January, 2013 - Present
Responsibilities: Primary responsibility is to make decisions that are in the company's best interest of its ownership in AGOGIE INC. This position does not require hourly or weekly work.

Name: Joe McMillan

Joe McMillan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: March, 2021 - Present
  Responsibilities: To oversee and organize daily operations our AGOGIE. Ensure that AGOGIE business is well-coordinated and productive by managing its procedures and coaching its personnel. Currently takes a salary of $140,000 a year.

- **Position:** Strategic Utilization Manager
  Dates of Service: July, 2018 - Present
  Responsibilities: Oversaw and implemented large strategic system initiatives in pharmacy and procedural areas. Developed and delivered key strategic communications to executive hospital and system leaders Implemented processes that allowed the category teams to standardize projects and be more efficient.

Other business experience in the past three years:

- **Employer:** BJC Healthcare
  Title: Strategic Utilization Manager
  Dates of Service: July, 2018 - March, 2021
  Responsibilities: Oversight and leadership of all aspects of the Utilization Management operations and staff to ensure service levels, business functions and goals are met.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Fashion & Apparel industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. However, you will be part of the minority shareholders of the Company and, therefore, will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits
AGOGIE INC was formed on April 20, 2022, with a merger from AGOGIE LLC, which was formed on March 9, 2017 into the new created AGOGIE INC. Accordingly, the Company has a limited history upon which an evaluation of its performance and

future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AGOGIE INC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hey Let's Train, LLC (100% Managed by Aaron Mottern)	3,091,661	Class A Common Stock	96.7%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, SAFE, SAFE, Convertible Note, and Restricted Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 445,848 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,500,000 with a total of 3,196,754 outstanding.

Voting Rights

Class A Common Stock shall entitle the holders thereof to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Material Rights

For further information on the material rights of these securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Power. Class A Common Stock shall entitle the holders thereof to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Dividends. The holders of Common Stock shall be entitled to receive, on a pari passu basis in common with all other holders of Common Stock regardless of class, when and as declared by the board of directors of the Corporation (the "Board"), out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of stock or rights to acquire shares of stock, holders of shares of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire shares of Class A Common Stock), and holders of shares of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire shares of Class B Common Stock).

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to receive, on a pari passu basis in common with all other holders of Common Stock regardless of class.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 417,664 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

For further information on the material rights of these securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Dividends. The holders of Common Stock shall be entitled to receive, on a pari passu basis in common with all other holders of Common Stock regardless of class, when and as declared by the board of directors of the Corporation (the “Board”), out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of stock or rights to acquire shares of stock, holders of shares of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire shares of Class A Common Stock), and holders of shares of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire shares of Class B Common Stock).

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to receive, on a pari passu basis in common with all other holders of Common Stock regardless of class.

Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

For further information on the material rights of these securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

The Board is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SAFE

The security will convert into Common shares and the terms of the SAFE are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 19, 2019
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Maturity Date or $1M+ equity raise

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 17, 2021
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Maturity Date or $1M+ equity raise

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: August 17, 2021

Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Maturity Date or $1M+ equity raise

Material Rights

There are no material rights associated with Convertible Note.

Restricted Stock

The amount of security authorized is 875,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Restricted Stock.

Material Rights

For further information on the material rights of these securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Restricted Stock's rights, privileges, and restrictions are subject to the terms as set forth in the Restricted Stock Plan as adopted by the Company's Board of Directors.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $670,028.24
  Number of Securities Sold: 3,614,418
  Use of proceeds: Operations, inventory and marketing.
  Date: December 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Operations, inventory and marketing.
  Date: May 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Operations, inventory and marketing.
  Date: January 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Operations, inventory and marketing.
  Date: August 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

<u>Revenue</u>

Revenue for fiscal year 2021 was $3,988,260, up compared to fiscal year 2020 revenue of $1,268,458. As a result of more focus on the U.S. market, sales were up 214% year over year. We believe that we have identified our growth markets and will continue to invest in advertising and marketing to hit profitability.

We believe that the U.S. is the most important market for us to demonstrate success with the resistance band apparel and accessories product category, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2021.

<u>Cost of sales</u>

Cost of sales in 2021 was $1,836,281, an increase of approximately $1,258,145, from costs of $578,136 in fiscal year 2020. The increase was due to an increase in higher-margin direct-to-consumer sales.

<u>Gross margins</u>

2021 gross profit increased by $1,461,655 over 2020 gross profit and gross margins as a percentage of revenues increased 211% from 2020 to 2021. This improved performance was caused by an increase in higher-margin direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses of AGOGIE INC. Expenses in 2021 increased by

$2,510,995 from 20120. Approximately $200,000 of this increase was due to increased advertising spend and additional hires in sales and operations.

Historical results and cash flows:

The Company is currently in the growth stage and has created over $10,000,000 in gross revenue since its inception. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because, in the beginning, we had to overspend to create a new market for our products. This took consumer education, customer testimonies, and extensive marketing campaigns.

We have passed this stage and are now selling into retail locations, direct sales to sports programs, and have developed a solid customer base. With these new segments added, we believe we will be able to increase revenue and cash flow. Our past cash was primarily generated through digital advertising, driving consumers to our branded website for direct purchases.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of multiple financing lines (from $50,000 - $200,000) to utilize, cash flow from sales, and some other initiatives that can fund $2M in additional financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, twenty-five percent will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for many years at a slower growth rate than a maximum raise would enable. We estimate to hit profitability in May of 2023. This is based on a current monthly burn rate of $100,000 for expenses related to salaries, rent, and vendors. The breakdown of our monthly burn is as follows: Salaries: $49,600, Rent: $20,100, Vendors: $30,300. Vendors include shipping providers, shipping supplies, an e-commerce platform, and additions and marketing agencies.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to grow into a global brand and operate for many years to come. We estimate to hit profitability in May of 2023, we will continue with the current staff and operations to hit profitability. Once profitability has been achieved, we will add additional staff, and grow our market share in coordination with our monthly profits.

This is based on a current monthly burn rate of $100,000 for expenses related to salaries, rent, and vendors. The breakdown of our monthly burn is as follows: Salaries: $49,600, Rent: $20,100, Vendors: $30,300. Vendors include shipping providers, shipping supplies, an e-commerce platform, and additions and marketing agencies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including: equity, convertible notes, and additional business loans. Our current conversations are based on the same terms and conditions stated in this raise.

Indebtedness

- **Creditor:** EIDL SBA
  Amount Owed: $327,000.00
  Interest Rate: 3.75%
  Maturity Date: November 10, 2022

- **Creditor:** Kickfurther Inventory
  Amount Owed: $438,314.00
  Interest Rate: 12.0%

- **Creditor:** Kickfurther Inventory Color Units
  Amount Owed: $102,553.00
  Interest Rate: 13.0%

- **Creditor:** PayPal
  Amount Owed: $136,826.00
  Interest Rate: 7.6%

- **Creditor:** Shopify Capital
  Amount Owed: $224,054.00
  Interest Rate: 12.0%

Related Party Transactions

- **Name of Entity:** Aaron Mottern
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Aaron Mottern loaned the company $34,021 and $35,309 listed under two entries on the financials. Under Note 3
  Material Terms: $34,021 and $35,309 - due on demand, zero interest

- **Name of Entity:** Mason Marketing Group
  Names of 20% owners: None
  Relationship to Company: Share holder
  Nature / amount of interest in the transaction: Mason Marketing Group purchased media for AGOGIE
  Material Terms: 20,000 - 12/31/2021 - 5% interest

Valuation

Pre-Money Valuation: $10,011,937.86

Valuation Details:

AGOGIE, Inc. has determined its pre-money valuation based on its analysis of several factors, including:

Fully-Diluted Outstanding Shares

The Company currently has 3,614,418 fully-diluted shares outstanding. Multiplying this amount by the price per share of $2.77 produces a pre-money valuation of $10,011,937.86.

Management's Experience

AGOGIE, Inc. founder and CEO, Aaron Mottern, has been involved with other startups in digital signage and advertising. He also previously has been a Committee Chair for 1 Million Cups - A Kauffman Foundation program that engages entrepreneurs to present their starts for feedback and mentorship.

He has also served as a judge for start-up competitions in the Pet Food industry, as an advisory board member of the Missouri State University Design Thinking Certificate Program, and as the Judging Chair for the SBA Small Business Week Committee for Eastern Missouri.

Company Assets & Revenue History

The Company's current tangible assets have an estimated value of $728,043. Of this amount, $516,764 is from the current inventory value and $2,536,294 is from the estimated revenue value based on the $129 MRSP for the resistance band pants product.

The Company's current intangible assets include the value of its IP and ever-growing brand recognition. We have secured a provisional patent with the USPTO for the design of our product along with several registered trademarks around the world. This IP is set to springboard short-term plans for market expansion and increased distribution. Our marketing efforts have already produced results with our product being featured in several national media outlets and recommended on the Racheal Ray show. We are also continuing to increase our social media presence on Instagram and TikTok and have over 120,000,000 email subscribers.

Despite being founded less than 6 years ago, the Company already has several years of increasing gross revenue production, totaling over $10 million since its inception.

Conclusion

Based on its internal analysis of the above, the Company believes its pre-money valuation of $10,011,937.86 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000 in SAFE agreements outstanding and $150,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  3.0%
  We will use 3% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  20.2%
  We will use 20.2% of the funds raised to purchase inventory for the Company's resistance pants, resistance sleeves and resistance shirts in preparation of expansion of our current product line and launch of our resistance sleeves and resistance shirts.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Customer service and Shipping personel. Wages to be commensurate with training, experience and position.

- *Working Capital*
  46.3%
  We will use 46.3% of the funds for working capital to cover expenses for product expansion as well as ongoing day-to-day operations of the Company. These funds will cover the following categories of expenses: expansion for Canada and the United Kingdom and cash reserves.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://agogie.com/ (agogie.com/investors/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/agogie

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AGOGIE INC

[See attached]

Agogie, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Agogie, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 2, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	50,223	266,120
Accounts Receivable	51,097	-
Inventory	516,764	176,100
Total Current Assets	618,085	442,220
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	23,346	25,014
Security Deposits	86,613	-
Total Non-Current Assets	109,959	25,014
TOTAL ASSETS	728,043	467,235
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	265,174	288,846
Accrued Expenses	51,557	51,711
Gift Card Liability	4,234	-
Sales Tax Payable	15,046	-
Accrued Interest	33,563	8,175
Short Term Loan Payable - Related Parties	89,330	68,271
Convertible Notes	150,000	-
Short Term Loan Payable	1,001,747	-
Total Current Liabilities	1,610,650	417,003
Long-term Liabilities		
Future Equity Obligation	150,000	150,000
Notes Payable	327,000	148,400
Total Long-Term Liabilities	477,000	298,400
TOTAL LIABILITIES	2,087,650	715,403
EQUITY		
Member's Equity	(104,950)	(214,951)
Accumulated Deficit	(1,254,654)	(33,217)
Total Equity	(1,359,604)	(248,168)
TOTAL LIABILITIES AND EQUITY	728,043	467,235

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	3,988,260	1,268,458
Cost of Revenue	1,836,281	578,136
Gross Profit	2,151,978	690,323
Operating Expenses		
Advertising and Marketing	1,722,629	399,193
General and Administrative	1,419,506	260,145
Rent and Lease	22,405	12,368
Depreciation	32,280	15,787
Amortization	1,668	-
Total Operating Expenses	3,198,487	687,492
Operating Income (loss)	(1,046,509)	2,830
Other Income		
Interest Income	1,186	-
Other	35,965	-
Total Other Income	37,151	-
Other Expense		
Interest Expense	212,079	36,047
Total Other Expense	212,079	36,047
Provision for Income Tax	-	-
Net Income (loss)	(1,221,437)	(33,217)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,221,437)	(33,217)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	32,280	15,787
Amortization	1,668	-
Accounts Payable	(23,672)	(165,396)
Accrued Liabilities	(155)	(48,000)
Inventory	(340,664)	(63,431)
Accrued Interest	25,388	8,175
Accounts Receivable	(51,097)	740
Sales Tax Payable	15,046	(1,863)
Gift Card Liability	4,234	-
Other	-	6,577
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(336,973)	(247,411)
Net Cash provided by (used in) Operating Activities	(1,558,410)	(280,628)
INVESTING ACTIVITIES		
Machinery & Equipment	(32,280)	(15,787)
Intellectual Property	-	(1,908)
Security Deposit	(86,613)	-
Net Cash provided by (used by) Investing Activities	(118,893)	(17,695)
FINANCING ACTIVITIES		
Notes Payable	1,180,347	566,209
Convertible Notes	150,000	-
Notes Payable - Related Parties	21,059	7,966
Member's Equity	110,000	(12,163)
Net Cash provided by (used in) Financing Activities	1,461,405	562,012
Cash at the beginning of period	266,120	2,432
Net Cash increase (decrease) for period	(215,897)	263,689
Cash at end of period	50,223	266,120

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(202,789)
Member Distributions	(12,163)
Net Income (Loss)	(33,217)
Ending Balance 12/31/2020	(248,168)
Member Contributions	110,000
Net Income (Loss)	(1,221,437)
Ending Balance 12/31/2021	(1,359,604)

Agogie, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Agogie, Inc. ("the Company") was formed on April 20th, 2022, from the previous AGOGIE LLC which was formed on March 9th, 2017. The Company earns revenue from selling resistance apparel and accessories to consumers of all ages. The Company is headquartered in Fenton, Missouri. The majority of the Company's customers are based in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Agogie UK Limited. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2021, the Company reported a loss of $25,552 from foreign subsidiaries. The Company did not have any activity in 2020 and therefore reported earnings of $0 from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2021 and 2020, respectively. Net negative equity (deficit) of foreign operations was $(25,452) as of December 31, 2021.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Machinery and Equipment	5	48,067	(48,067)	-	-
Grand Total	**-**	**48,067**	**(48,067)**	**-**	**-**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Trademark	15	25,014	(1,668)	-	23,346
Grand Total	**-**	**25,014**	**(1,668)**	**-**	**23,346**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $516,674 as of December 31st, 2021. The balance consisted of finished goods of $451,445 and an inventory deposit of $65,319. The Company performs monthly inventory counts and uses the FIFO (First-In, First-Out) costing method to value its end of year inventory balance.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Corporation leases its office space under a 5-year operating lease. The current lease expires on June 30, 2027. The lease included a security deposit resulting in a balance of $86,613 as of December 31st, 2021.

Year Ending December 31,	Payment
2022	95,058
2023	193,164
2024	199,254
2025	205,482
2026	211,944
Thereafter	107,610

Royalties

The terms of a promissory note entered into in 2020 totaling $100,000 (See Note 5 – Debt for details of the note) required that the inventory of 3,834 being financed in relation to the note hold a $1.75 per unit royalty. The total finance royalty due, that included the total 3,834 inventory units as part of the agreement, was $6,710 in 2021. There are no other required royalties payments in relation this agreement.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Since the Company has converted to a C-corporation in 2022, the Company will be subject to corporate income and state income taxes in the state it does business. We will account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we will determine the deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in income in the period that includes the enactment date. We will recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we will consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We will record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we will recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company currently does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, United Kingdom, and Missouri. The Company's primary deferred tax assets will be its net operating loss (NOL) carryforwards.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder loaned the Company $20,000. The amount does not accrue interest and is due on demand. The balance of the loan was $20,000 as of December 31st, 2021.

A shareholder has loaned the Company various amounts throughout its existence. The loan does not accrue interest and is due on demand. The balance of the loan was $35,309 as of December 31st, 2021.

A shareholder has loaned the Company various amounts throughout its existence. The loan does not accrue interest and is due on demand. The balance of the loan was $34,021 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $150,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to future equity in the Company during a qualified financing or change of control event and does not have a discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M.

On August 5th, 2021, The Company has entered a convertible note agreement totaling $150,000 for the purposes of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2022. The notes are convertible into shares of the Company's common stock at a 10% discount during a change of control or qualified financing event. See Note 7 – Subsequent Events disclosure for details of conversion after December 31st, 2021.

On June 24th, 2021, the Company entered into a promissory note totaling $103,257. The loan does not accrue interest and is due on demand. The balance of the loan was $102,553 as of December 31st, 2021.

On April 21st, 2021, the Company entered into a promissory note totaling $533,880. The loan does not accrue interest and is due on demand. The balance of the loan was $438,314 as of December 31st, 2021.

On July 1st, 2021, the Company entered into a loan agreement totaling $100,000. The loan had a flat interest fee of $10,000 and is due on demand. The balance of the loan was $100,000 as of December 31st, 2021. See Royalty disclosure above for details of royalty included as part of the loan agreement.

On May 12th, 2020, the Company obtained an EIDL loan from the SBA and on August 11th, 2021, increased the loan amount to a total of $327,000. The loan accrues interest of 3.75 and is due in 2050. The balance of the loan was $327,000 as of December 31st, 2021.

On June 17th, 2021, the Company entered into a Paypal loan totaling $200,000. The loan requires a repayment amount of 25% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $15,357. The Company agreed to pay to the lender the minimum payment of $21,535 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the a mount paid in any previous 90-day period. The balance of the loan was $136,826 as of December 31st, 2021.

The Company entered into a capital loan agreement with Shopify in which it was advanced $480,000. The capital loan requires the Company to pay Shopify a percentage of their receivables at a remittance rate of 13% until $542,400 is fully paid off and does not contain any maturity date. There is no interest associated with the loan. The balance of the loan was $224,054 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	$1,251,977
2023	$10,900
2024	$10,900
2025	$10,900
2026	$10,900
Thereafter	$272,500

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

Prior to converting to a C-corporation on April 20th, 2022, the Company was a limited liability company wholly owned by one member with three classes of interest, with only one class of interest having had the right to vote. The information below is the equity structure of the Company after its incorporation on April 20th, 2022, and is current as of November 30th, 2022.

The Company is authorized to issue up to 10,000,000 shares, consisting of 7,500,000 shares of Class A Common Stock, 1,000,000 shares of Class B Common Stock, and 1,500,000 shares of Preferred Stock, all with a par value of $0.001 per share.

The Company has 3,614,418 total shares issued and outstanding, consisting of 3,196,754 shares of Class A Common Stock, 417,664 shares of Class B Common Stock, and no shares of Preferred Stock as of November 30th, 2022.

The Board has the power to issue Shares in its sole discretion and to issue such additional Shares on such terms as it shall, in its discretion, determine. Further dilution may occur as a result of future funding. In addition, future funding may involve issuing securities senior to the Shares, such Preferred Stock, which could have priority over the Shares in distributions, liquidation, and other areas as determined by the Board, but subject to the restrictions imposed by applicable law and the Governing Documents.

Voting: Class A Common Stock shall entitle the holders thereof to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Class B Common Stock shall not entitle the holder thereof to vote on any matter required or permitted to be voted on by the shareholders, unless required by law.

Dividends: The holders of Common Stock shall be entitled to receive when and as declared by the Board, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of stock or rights to acquire shares of stock, holders of shares of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire shares of Class A Common Stock), and holders of shares of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire shares of Class B Common Stock).

Liquidation: In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Company, the holders of Common Stock shall be entitled to receive, on a pari passu basis in common with all other holders of Common Stock regardless of class

Preferred Stock: The Board is authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 2, 2022, the date these financial statements were available to be issued.

The holder of the convertible note has agreed to convert the principal and interest of such convertible note into 31,250 shares of the Company's Class A Common Stock.

A shareholder loaned the Company $10,000. The amount does not accrue interest and is due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AGOGIE is not live or open to the public at this moment.

Resistance With Every Step

INVEST IN AGOGIE TODAY!

At AGOGIE, we believe to be creating a new category in the apparel business with our resistance wear. Already in the market, we feel our product has improved the lives of tens of thousands of customers, and have already reached $10M+ in sales since our inception in ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AGOGIE
Resistance With Every Step
8 resistance bands are built into the pants.

REASONS TO INVEST

- AGOGIE combines athleisure and fitness equipment to help customers to make the most of their workout without sacrificing time.

- With 77,000+ customers and over $10M in sales, we believe we are creating a new category inside the Global Sportswear Market estimated at US$172 Billion in the year 2020, is projected to reach a revised size of US$221.3 Billion by 2026.* By adding rubber resistance bands into apparel, we enable our customers to workout simply by wearing our clothing and accessories.

- At just over $1M previously raised, and 220% revenue growth in just one year, we're getting the attention of more than just customers. AGOGIE has been featured on Tamron Hall, Racheal Ray, Today.com, Good Morning America, Women's World, Men's Health, Men's Journal, and The Chicago Tribune. We also have new products coming out soon including Resistance Sleeves and Resistance Shirts.

*Market information provided by CISION (source)

THE PITCH

AGOGIE is here to strengthen and support all the ways you move. By combining rubber resistance bands with comfortable athletic pants - we believe our Resistance Pants are unlike any other. Over 77,000 of our customers are already benefiting from wearing AGOGIE with built-in resistance. We have previously raised just over $1M while growing in revenue from $1.3 Million to $5.6 Million in just one year. With press validation spanning from Men's health, to ELLE Magazine, to Good Morning America - we're taking wearable resistance to the masses.

To our knowledge, we are the only company that has incorporated a patent pending design to add 8 resistance bands to a pair of leggings.

Resistance bands are widely known for their ability to activate and build muscle, increase calorie and fat burn, and help stabilize movement. **Our pants do all of this simply by wearing them.**

On track to becoming a global brand with


$10M+ in Sales


76k Social Media Followers

The AGOGIE team started small in 2017, but through resistance - we grew stronger. Now, we believe we are on track to becoming a global brand with $10M+ in sales, and 76K social media followers.


A new category inside the apparel industry
A patent pending design to add 8 resistance bands to a pair of leggings

We are perhaps the only company that has incorporated a patent pending design to add 8 resistance bands to a pair of leggings. With that, we feel we've created a new category inside the apparel industry, resistance apparel.

THE PROBLEM & OUR SOLUTION

Staying fit can be time-consuming, and difficult, so we're introducing a wearable way to make every movement a workout

Do resistance bands help build muscle? Absolutely. A 2019 study shows that training using resistance bands provides similar strength gains to using conventional gym equipment (source).

Resistance bands can strengthen your muscles as
effectively as more traditional weights

(source, source)

AGOGIE Resistance Pants anchor comfortably under your heel, causing the resistance bands housed in fabric channels to stretch inside the pants. Secured by a comfortable waistband, our fitness apparel is designed to stretch with you, however you move.


Secure Above Hips
Use waistband and drawstring to keep pants secure above your hips. Don't worry, we designed them not to fall down!
Anchor Below Feet
Place your heel in half-sock footie. Stand up to stretch out the resistance. This anchors pants below the feet and activates the 8 resistance bands inside.
Breathable & Supportive
Breathable, moisture-wicking fabric allows the resistance bands to stretch out and move with your body. The resistance bands are safely inside fabric channels.

BUSINESS MODEL


Current Model
• Direct To Consumer via AGOGIE.com
• Drop-shipping our product from other online retailers
• Direct sales to sports teams, colleges and youth sport clubs
• Selling direct to retailers that sell sportswear, activewear and athleisure apparel
Future Model Plans
• Subscription plans for individuals on a fitness journey
• Distributed sales in the international markets, healthcare supplies and armed forces
AGOGIE

THE MARKET & OUR TRACTION

We target two markets: performance sportswear and athleisure

The global sports and fitness clothing market is estimated to reach $221.3 Billion by 2026 (source). While the Total Serviceable Market for premium apparel in the US was estimated at $87.2 Billion in 2021 (source).


$221.3 Billion
Estimated global sports and fitness clothing market by 2026
$87.2 Billion
Estimated Total Serviceable Market for mass and premium apparel in the US in 2021

With our three target markets, plus our focus on creating the most resistance in a comfortable way - we feel to stand out against our competition. We believe our defensibility resides in the unique product design, brand positioning, along with celebrities and media outlets that cover our brand.

With two pending patents and trademarks around the world, here's more on our latest traction:


$10M+
in sales since the inception of the company
75,000+
Customers
120,000+
Email Subscribers
59,000+
Instagram Followers
11,000+
TikTok Followers
Finalized our first weight loss challenge
Launched new colors including
Maroon, Silver, and Royal Blue
Added our first retail partner
Featured on:
Tamron Hall, Rachael Ray, Today.com, Good Morning America, Women's World, Men's Health, Men's Journal, Chicago Tribune


"THE RESISTANCE IS REAL"
"Simple to use and surprisingly comfortable."
ELLE
MEN'S JOURNAL
Men'sHealth
Chicago Tribune

**These testimonials may not be representative of the experience of other customers and are not guarantees of future performance or success.


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**These testimonials may not be representative of the experience of other customers and are not guarantees of future performance or success.

WHY INVEST

At AGOGIE, we want to make it easier for everyone to live healthier, active lives

With that, we feel success for the company would be to reach 10M+ individuals over the next 5yrs, and with how we are doing so far - we think we can get there.


Help us improve human health and athletic performance through innovative resistance band products

To increase our market share, we are adding physical retail, other online retailers, co-branding, international distribution, and outside marketplace that is expected to create new revenue verticals for us.

In the meantime, our use of funds will go towards...

- Increase brand positioning
- Release two new products
- Start international expansion using Amazon as a distribution backbone

The AGOGIE mission is to strengthen and support all the ways you move, improving human health and athletic performance through innovative resistance band products. Invest in AGOGIE and invest in fitness innovation.


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ABOUT

HEADQUARTERS
1317 Horan Drive
Fenton, MT 63026

VALUATION
$10.01M

At AGOGIE, we believe to be creating a new category in the apparel business with our resistance wear. Already in the market, we feel our product has improved the lives of tens of thousands of customers, and have already reached $10M+ in sales since our inception in 2017.

TEAM



Aaron J. Mottern
Founder / CEO / Board Director

Aaron founded AGOGIE in May 2016. He has a history of being an energetic and driven achiever with a history of building functional strategies across various industries and verticals. As a creative thinker, he is dedicated to aligning marketing strategies with business goals and developing trusted, collaborative relationships with stakeholders to achieve desired outcomes.

• 20 years of entrepreneurship experience in branding, marketing and promotions

• 17 years of Product Management and Development

• Developed a digital signage network reaching 1.5M+ monthly viewers

• Co-developed a chain of custody platform - used by Jet Blue, American Airlines, Southwest and United Airlines

• Co-developed a social engagement digital kiosk - used by large brands to capture attendee experiences

Aaron also spends a minimal amount of time serving as Manager for Hey Let's Train, LLC, the majority owner of AGOGIE.



Joseph McMillen
Director of Operations

• Almost 20 years of operations experience

• Bachelor's and master's degrees in healthcare administration

• Strategic leader that has demonstrated the ability to lead a variety of teams and meet goals

• Implemented and managed large-scale projects and timelines across various environments



Alex Kliman
E-Commerce Director and Influencer Engagement

• 7+ years experience as an E-commerce Manager and UX Interactive Designer

• Manage $2.5M in Facebook ads while collaborating and evaluating external stakeholders against KPIs, budget, and revenue goals

• Designed wireframes, built webpages, and conducted ab/b tests that improved website conversion rate by 116%, growing from 1.95 to 2.28 in 2021



Zach Belyew
Director of Customer Service and Distribution

• 20 years of customer and sales experience

• Developed knowledge base for inbound customer inquires

• Seasoned sales professional demonstrating customer retention and revenue growth

Zach also works as an Account Manager for Lampe Graphics while working for AGOGIE.



Ray Finney
Logistics Manager

• 17 years of operational process development

• Contract negotiations resulting in a 26% in shipping fees

• Six Sigma Green Belt



Karen Leeker
Director of Marketing

• 30+ years of experience marketing consumer, healthcare, and technology products

• Catalyst for metric-driven strategic planning and execution

•Drove +30% YOY revenue growth for early-stage technology company

Karen currently works as an Account Executive for Spoke Marketing, as an Executive Partner for Atomic Revenue, and marketing consulting services while working for AGOGIE.

TERMS

AGOGIE

Overview

PRICE PER SHARE
$2.77

VALUATION
$10.01M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$102.49

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.96

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,610

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
445,848

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**AGOGIE INC**
Corporate Address :	**1317 Horan Drive, Fenton, MT 63026**
Offering Minimum :	**$9,999.70**
Offering Maximum :	**$1,234,998.96**
Minimum Investment Amount (per investor) :	**$102.49**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Common Stock**
Minimum Number of Shares Offered :	**3,610**
Maximum Number of Shares Offered :	**445,848**
Price per Share :	**$2.77**

Pre-Money Valuation : $10,011,937.86

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

AGOGIAN – Invest within the first 72 Hours and receive 15 % Bonus Shares.

Super Early – Invest within the next 72 Hours and receive 10% Bonus Shares.

Early Bird – Invest within the next 7 Days and receive 5% Bonus Shares.

Amount Based Perks

Tier 1 - $250 – $50 AGOGIE Gift Card

Tier 2 - $500 – $130 AGOGIE Gift Card

Tier 3 - $1,000 – $260 AGOGIE Gift Card

Tier 4 - $2,500 – 5% Bonus Share & 25% Lifetime Discount

Tier 5 - $5,000 – 10% Bonus Share & 30% Lifetime Discount

Tier 6 - $10,000 – 15% Bonus Share & 35% Lifetime Discount

Tier 7 - $20,000 – 20% Bonus Share & 40% Lifetime Discount

Tier 8 - $50,000 – 25% Bonus Share & 45% Lifetime Discount & Custom Signature AGOGIE Product Line

Audience Based Bonus

Select investors will receive a 5% bonus in shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AGOGIE, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.77/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $277. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 5% for select investors in addition to the aforementioned bonus.

PRESS

Tamron Hall Show

Tamron Hall and fitness expert Stephanie Mansour showcase AGOGIE Resistance Apparel on the Tamron Hall Show - Fit and Fabulous episode on January 20, 2020.

View Article

Bustle

I Tried Resistance Band Leggings For 3 Different Workouts

View Article

Woman's World

These Special Pants Helped Reverse One Woman's Osteoporosis

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO:

These are the AGOGIE Resistance-Band Pants. These pants are packed with 8 resistance bands that put constant tension on every movement you make. Even when you are just walking, you're working out. And it's helping you to burn more calories, tone your legs, and help you stay in shape.

With any exercise program or regimen as an athlete, sometimes reps, just reps, aren't enough. So if I want to get faster, stronger, quicker at an exercise, I have to add resistance. I feel like using AGOGIE, I'm going through the workout twice. After I take them off, I feel faster, stronger. Now with the Agogies you have the opportunity to enhance your natural movement with resistance.

SECONDARY VIDEO:

These are incredible.

Incredible.

I really love to wear them.

I also wear them just sometimes around the house when I'm doing housework.

I've even worn them to work.

I was looking for something that would make my workouts a little bit more difficult without damaging my knees.

Lo and behold, these exist. I had no idea.

Every movement like this is added extra resistance.

So the resistance bands are actually stitched into the pants, as you can see.

Uhh.

Yeah.

I love 'em.

Definitely a harder workout and it was worth it.

I think I'm going to get me another pair.

They fit great.

They're even kind of stylish.

I'm telling you, man, you doing your daily grind.

These pants are perfect for you.

They're going to help you get better.

I just really love wearing them.

They kind of replace sweatpants or shorts or whatever since I've b een working from home since March.

I love the feel. love the fabric.

I love the way you can feel the bands.

And I am planning to buy a second pair.

Yo, these pants is crazy.

How them legs feel?

I can't feel them.

It would definitely help increase the intensity of your walks.

If you're a walker that walks about an hour and a half, you can cut that time down to like 30 to 45 minutes just because the intensity increased.

These pants are some b*llshit.

But in the best way.

Because I've only done these,

stairs two rounds of these stairs.

I'm sweating, like extra sweating.

15 calories a minute.

These are the +40 Resistance.

I'm never doing this again.

But.

I like them.

Helped get my speed up a lot.

In just in a couple of weeks of training with 'em.

The 'speed pants' help a lot.

I wear 'em when we come outside; do a lot of 40 times.

I can tell it makes you more explosive because

I had to push

against the resistance to get out.

I use them probably two, three times a week

when I'm doing slide board or skating stimulus.

I absolutely love them.

I've already used them in multiple

of my training sessions, including today.

And drills and exercises that I've been

doing for years are already more difficult.

My legs are burning more and I can't do as many reps.

It doesn't matter how old you are, it doesn't matter how young you are.

You can always challenge yourself and these babies will do it for you.

Resistance bands are literally built into the tights.

So I'm doing regular things like running errands, doing things with my son, and I realized, like, oh, my goodness, my legs are burning.

I love these things.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

1. The name of the corporation is **Agogie Inc.** (the "Corporation").

2. The date of the filing of its original Certificate of Incorporation with the Delaware Department of State was December 28, 2021 (the "Original Certificate").

3. This Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate") (a) has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware; (b) has been adopted by the requisite vote of the sole shareholder and sole director of the Corporation, acting by written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware; and (c) hereby amends and restates in its entirety the Original Certificate as follows:

FIRST: The name of the corporation is **Agogie Inc.** (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is: 8 The Green, Suite B in the City of Dover, in the County of Kent, zip code: 19901. The name of the Registered Agent at such address upon whom process against this corporation may be served is Northwest Registered Agent Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The aggregate number of shares of stock that the Corporation has authority to issue is 10,000,000 shares, consisting of (a) 1,250,000 shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock"), (b) 7,000,000 shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), (c) 875,000 shares of Class B Common Stock, par value $0.001 per share (the "Class B Common Stock", and together with Class A Common Stock, "Common Stock"), and (d) 875,000 shares of restricted stock, with no par value per share (the "Restricted Stock"). Except as otherwise provided herein, all shares of stock shall entitled the holders thereof to the same rights and privileges, and rank equally and share ratably, and otherwise be identical in all respects as to all matters.

FIFTH: The name and mailing address of the incorporator of the Corporation are:

Name	Mailing Address
Aaron J. Mottern	1317 Horan Drive Fenton, Missouri 63130

SIXTH: Subject to the terms of the bylaws of the Corporation (the "Bylaws") and/or the requirements of appliable law, the following terms and conditions shall apply with respect to the Corporation's shares of stock:

(a) Preferred Stock: The Board is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(b) Common Stock:

1. *Voting Power.* Class A Common Stock shall entitle the holders thereof to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Class B Common Stock shall not entitle the holder thereof to vote on any matter required or permitted to be voted on by the shareholders.

2. *Dividends.* The holders of Common Stock shall be entitled to receive, on a *pari passu* basis in common with all other holders of Common Stock regardless of class, when and as declared by the board of directors of the Corporation (the "Board"), out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board; *provided, however,* that in the event that such dividends are paid in the form of shares of stock or rights to acquire shares of stock, holders of shares of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire shares of Class A Common Stock), and holders of shares of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire shares of Class B Common Stock).

3. *Liquidation.* In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to receive, on a *pari passu* basis in common with all other holders of Common Stock regardless of class.

(c) Restricted Stock:

1. *Voting Powers.* Restricted Stock shall not entitle the holder thereof to vote on any matter required or permitted to be voted on by the shareholders.

2. *Dividends.* The holders of Restricted Stock shall be entitled to receive, on a *pari passu* basis in common with all other holders of Restricted Stock, when and as declared by the Board, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board.

3. Subject to 1. and 2. immediately above, the rights, privileges, and restrictions applicable to Restricted Stock shall be as set forth in the Restricted Stock Plan as adopted by the Board.

SEVENTH: The Corporation shall not, without first obtaining the affirmative vote of the holders of at least seventy-five percent (75%) of the issued and outstanding shares of Class A

Common Stock and the issued and outstanding shares of Preferred Stock for which voting rights are granted, voting together as a single class, do any of the following:

(a) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the holders of Preferred Stock;

(b) increase or decrease the authorized number of shares of Preferred Stock;

(c) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Preferred Stock or having voting rights more favorable than those granted to the Preferred Stock generally;

(d) enter into a Liquidation Event (as defined below);

(e) increase the size of the Board;

(f) declare or pay any dividend or other distribution to the stockholders of the Corporation; or

(g) amend this paragraph 7.

For purposes hereof, a "Liquidation Event" shall mean any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

EIGHTH: Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

TENTH: The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

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The undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file, and record this Amended and Restated Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand as of the date first set forth above.

By: ______________________________
Aaron J. Mottern, sole Director